Exhibit 99.1

Alexco Announces TSX Trading Symbol Change to AXU

VANCOUVER, Aug. 8, 2019 /CNW/ - Alexco Resource Corp. ("Alexco") (NYSE American: AXU, TSX: AXR) announces that effective the start of trading on Monday, August 12, 2019, its common shares will commence trading on the Toronto Stock Exchange under the trading symbol AXU. The previous trading symbol was AXR. The change will align the Company's Canadian trading symbol with its US trading symbol on the NYSE American, which is AXU.

No action is required to be taken by current shareholders in connection with the symbol change. No change has been made to Alexco's share capital, company name, or CUSIP number, and there has been no consolidation of capital.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2019/08/c8572.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:00e 08-AUG-19